UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2020

Commission File Number: 001-34661

Lianluo Smart Limited

(Translation of registrant’s name in English)

Room 1318, 13rd Floor, No. 22 Shijingshan Road,

Shijingshan District, Beijing 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lianluo Smart Limited (the “Company”) is furnishing this report on Form 6-K to provide its amended and restated memorandum and articles of association, amended by directors on December 24, 2019 and filed with the Registry of Corporate Affairs of the British Virgin Islands Financial Services Commission on December 31, 2019.

The Company also announced today that it has received a letter from the staff of The Nasdaq Stock Market LLC, providing notification that the Company no longer complies with continued listing standards under Nasdaq’s Listing Rule 5550(b).

Exhibit Number	Description

99.1	Amended and restated memorandum and articles of association, dated December 31, 2019
99.2	Press release, dated January 6, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

January 6, 2020	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

2